Exhibit 3

BIOLINERX LTD.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EDT on September 18, 2020)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of BioLineRx Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on August 23, 2020 at the Annual General Meeting of the Shareholders of BioLineRx Ltd. to be held on September 24, 2020 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1.
Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.
It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

(Continued and to be marked, dated and signed, on the other side)

 Annual General Meeting of Shareholders of BIOLINERX LTD.
to be held on September 24, 2020
For Holders as of August 23, 2020

MAIL
• Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided.

 All votes must be received prior to 12:00 pm, Eastern Time September 18, 2020.

PROXY TABULATOR FOR BIOLINERX LTD. P.O. BOX 8016 CARY, NC 27512-9903

EVENT #

CLIENT #

  Please separate carefully at the perforation and return just this portion in the envelope provided.

 Annual General Meeting of Shareholders of
BIOLINERX LTD.

Date:	September 24, 2020
See Voting Instruction On Reverse Side.

Please make your marks like this:   ☒   Use dark black pencil or pen only

1.
TO RE-ELECT the following nominees to serve as directors of the Company for the coming year until the next annual general meeting of the Company’s shareholders or until their respective successors are duly elected:

			For	Against	Abstain
	a.	Aharon Schwartz	☐	☐	☐
	b.	Michael Anghel	☐	☐	☐
	c.	B.J. Bormann	☐	☐	☐
	d.	Raphael Hofstein	☐	☐	☐
	e.	Sandra Panem	☐	☐	☐

2.	TO APPROVE amendments to the employment terms of Philip Serlin, the Company’s Chief Executive Officer, all as described in the Proxy Statement.		☐	☐	☐
			Yes	No
2a.
Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 2)
			☐	☐
			For	Against	Abstain
3.
TO APPROVE an increase in the Company’s registered share capital from NIS 50,000,000 divided into 500,000,000 ordinary shares of a nominal value of NIS 0.10 each to NIS 150,000,000 divided into 1,500,000,000 ordinary shares of a nominal value of NIS 0.10 each, and a corresponding amendment to Article 4.1 of the Company’s Articles of Association.
			☐	☐	☐

4.
TO RE-APPOINT Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limitedd, as the independent public auditors of the Company for the year ending December 31, 2020 and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.
			☐	☐	☐

 Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above